ManGroupUSAInc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com





SUPPL

February 24, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

RECEIVED
MAR - 1 2004

PROCESSED
MAR 04 2004
THOMSON
FINANCIAL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities
Exchange Act of 1934, enclosed please find copies of public announcements made by
Man Group plc. These announcements were also sent to the London Stock Exchange for
its information. Please contact the undersigned at (212) 589-6270, if you have any
questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me
in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

Man Group plc
10 February 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 9 February 2004, the Net Asset Value
of AHL Diversified Futures Ltd was US$23.27, up 1.09% from the previous week.

Contacts:
David Browne   Man Group plc   020 7144 1000
Paul Lockstone   Merlin Financial   020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the "Company") nor does it constitute an offer for sale of
shares issued by the Company. Man Investments is authorised and regulated in
the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investments at www.maninvestments.com

Man Group plc
17 February 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 16 February 2004, the Net Asset Value
of AHL Diversified Futures Ltd was US$23.83, up 2.41% from the previous week.

Contacts:
David Browne   Man Group plc   020 7144 1000
Paul Lockstone   Merlin Financial   020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the "Company") nor does it constitute an offer for sale of
shares issued by the Company. Man Investments is authorised and regulated in
the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investments at www.maninvestments.com

Man Group plc
24 February 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 23 February 2004, the Net Asset Value
of AHL Diversified Futures Ltd was US$23.44, down 1.64% from the previous
week.

Contacts:
David Browne   Man Group plc   020 7144 1000
Paul Lockstone   Merlin Financial   020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the "Company") nor does it constitute an offer for sale of
shares issued by the Company. Man Investments is authorised and regulated in
the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investments at www.maninvestments.com